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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number 0-29452


                                   RADCOM LTD.
                 (Translation of registrant's name into English)

               24 Raoul Wallenberg Street, Tel Aviv, 69719 Israel
                    (Address of principal executive offices)
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            Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                              FORM 20-F X FORM 40-F

            Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........N/A

            Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............N/A

            Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    YES     NO X
                                       ---    ---

            If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                    CONTENTS

This report on Form 6-K of Radcom Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: RADCOM COMPLETES PRIVATE PLACEMENT; ACHIEVES NASDAQ'S $10 MILLION SHAREHOLDERS' EQUITY REQUIREMENT, dated March 29, 2004.


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                                   SIGNATURES

            In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RADCOM LTD.


Dated:  March 29, 2004
                                   By: /s/ David Zigdon
                                      -------------------------------------
                                   Name:  David Zigdon
                                   Title: Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit     Item
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10.1        Press Release: RADCOM COMPLETES PRIVATE PLACEMENT; ACHIEVES NASDAQ'S
            $10 MILLION SHAREHOLDERS' EQUITY REQUIREMENT, dated March 29, 2004.